SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐+65

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2017 First Half Business Report

2.	Exhibit 99.1 Woori Bank Review Report for 2017 2Q (Consolidated)

3.	Exhibit 99.2 Woori Bank Review Report for 2017 2Q (Separate)

Summary of 2017 First Half Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee

Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank (Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

September 21, 2016	Successfully issued $500 million foreign currency denominated contingent convertible bonds, the first in the form of perpetual bonds in Korea.

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Selected as 2016 Top Bank of Korea by British magazine “The Bankers”

December 27, 2016	Achievement of an overseas network comprising 250 branches

December 28, 2016	The number of users of WiBee platforms, WiBee Talk and WiBee Members, exceeds 3 million

January 12, 2017	Selected as the 2016 Best Korean Wealth Management Provider by British magazine “World Finance”

January 16, 2017	Opened Gurgaon Branch, India

February 5, 2017	Opened office in Katowice, Poland, the first among Korean banks

March 28, 2017	Launched SORi, the first voice recognition AI banking service in Korea

June 8, 2017	Awarded “Best Transaction Bank” and “Top Bank in Money Management” by Asian Banker

June 21, 2017	Launched overseas remittance service with an Indonesian telecommunications company, the first in the Korean financial sector

June 28, 2017	Received a Presidential Citation for “social enterprise fosterage” from the Ministry of Employment and Labor, the sole recipient from the Korean financial sector.

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of June 30, 2017

Type	Name of Company			Equity ownership	Controlling Company	Notes
Company	*Woori Bank			—	—	—
First Tier Subsidiaries	Woori Card			100.00%	Woori Bank	18 companies
	*Woori Investment Bank			58.15%
	Woori FIS			100.00%
	Woori Private Equity Asset Management			100.00%
	Woori Finance Research Institute			100.00%
	Woori Credit Information			100.00%
	Woori Fund Services			100.00%
	Korea BTL Infrastructure Fund			99.87%
	Woori America Bank			100.00%
	*PT. Bank Woori Saudara Indonesia			74.02%
	AO Woori Bank	(1share	)	100.00%
	Woori Bank China Limited			100.00%
	Woori Bank Brasil	(1share	)	100.00%
	Woori Finance Cambodia			100.00%
	Woori Finance Myanmar			100.00%
	Woori Wealth Bank Philippines			51.00%
	Woori Bank Vietnam			100.00%
	Woori Global Markets Asia Ltd.			100.00%
Second Tier Subsidiaries	Woori Private Equity Fund**			0%	Woori Private Equity Asset Management	4 companies
	Woori Blackstone Korea Opportunity Private Equity Fund No.1			26.40%
	Woori Columbus Private Equity Fund No.1 **			0%
	TUTU Finance-WCI Myanmar			100.00%	Woori Card

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia
**	Has completed liquidation and as of June 30, 2017, equity ownership is 0%; due to incomplete dissolution, currently is included as a second tier subsidiary

2.	Capital Structure (Changes in Capital)

As of June 30, 2017	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction in preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings *
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings *
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares**

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
**	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remained the same. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

3.	Total Number of Authorized Shares

As of December 31, 2016	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

4.	Voting Rights

As of December 31, 2016	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	2,661,978	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	670,609,248	—
	Preferred Shares	—	—

Note1) The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank- 3. Total Number of Authorized shares.”

Note2) Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank at the AGM held on March 24, 2017

5.	Dividend Information

Items		1H 2017	2016	2015
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,098,360	1,261,266	1,059,157
Earnings per share (Won)		1,497	1,567	1,301
Total cash dividends (Millions of Won)		67,327	269,308	336,636
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		6.13	21.35	31.8
Cash dividend yield (%)	Common Shares	0.57	3.01	5.50
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	100	400	500
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2015 figures include the interim dividend amount (Interim cash dividend per share : 250 Won, Total cash dividends : 168,318 million Won)

II.	Business Overview

1.	Results of Operations

As of June 30, 2017	(unit: 100 millions of Won)

Type	1H 2017	1H 2016	2016	2015
Operating income	14,842	9,491	15,742	13,516
Non-operating income	805	702	1,690	3,140
Non-operating expenses	1,348	1,082	1,898	2,136
Ordinary profits	14,299	9,111	15,534	14,519
Income from continuing operations before income tax	14,299	9,111	15,534	14,519
Income tax expense from continuing operations	3,209	1,533	2,759	3,766
Income from discontinued operations	—	—	—	—
Net income	11,090	7,578	12,775	10,754

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of June 30, 2017	(unit: millions of Won)

Type		1H 2017	2016	2015
Deposits received in local currency	Demand deposits	7,828,154	9,491,680	9,728,839
	Money trusts	1,378,153	1,360,176	1,304,268
	Fixed deposits	190,437,245	183,723,369	175,598,522
	Mutual funds	35,623	37,128	40,888
	CDs	4,873,176	3,836,429	2,435,087
	Other deposits received	1,050,194	1,146,459	922,749
Deposits received in foreign currencies		20,643,537	21,453,097	19,129,214
Present value discount		(45,505)	(27,927)	(17,739)

Total		226,200,577	221,020,411	209,141,826

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of June 30, 2017	(unit: millions of Won)

Type	1H 2017	2016	2015
Loans in local currency	194,331,398	191,309,481	185,154,851
Loans in foreign currencies	16,725,048	17,855,868	17,910,253
Guarantee payments	25,760	25,197	44,242

Total	211,082,118	209,190,547	203,109,346

*	Based on K- IFRS consolidated financial statements
*	Loans in foreign currencies includes domestic banker’s letter of credit (usance)

(b)	Loans by Purpose of Funds

As of June 30, 2017	(unit: millions of Won)

Type		1H 2017	2016	2015
Corporate loans	Working capital loans	44,435,111	44,957,542	50,646,880
	Facilities loans	39,313,474	36,858,776	32,858,237
Household loans		56,864,163	54,939,608	51,606,328
Public and other loans	Working capital loans	1,440,474	1,764,781	2,585,869
	Facilities loans	1,748,968	1,748,878	1,741,230
Mortgage loans		50,198,551	50,807,744	44,812,233
Inter-bank loans		200,015	142,032	834,301
Other loans		130,672	90,120	69,771

Total		194,331,428	191,309,481	185,154,851

*	Balance of loans in local currency based on K- IFRS consolidated financial statements

(c)	Loan-to-deposit ratio

(unit: 100 millions of Won, %)

Type	1H 2017	2016	2015
Loans in local currency	1,935,714	1,918,176	1,857,984
Deposits received in local currency (excluding CDs)	1,945,899	1,940,301	1,846,329

Ratio	98.14	97.39	98.83

*	Based on K-IFRS separate financial statements
*	Loan-to-deposit ratio = (Average monthly balance of loans in local currency – Average monthly balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of June 30, 2017	(unit: millions of Won)

Type	1H 2017	2016	2015
Confirmed guarantees	7,311,218	8,270,187	9,069,247
Unconfirmed guarantees	4,498,626	5,101,701	6,631,055
Commercial paper purchase commitments and others	1,350,566	1,389,896	1,615,141

Total	13,160,410	14,761,784	17,315,443

*	Based on K- IFRS consolidated financial statements

d.	Securities Investment

As of June 30, 2017	(unit: millions of Won)

Type	1H 2017	2016	2015
Securities at fair value through profit or loss	2,879,138	2,726,249	2,717,276
Available-for-sale financial assets	19,623,170	20,817,583	17,170,592
Held-to-maturity financial assets	15,144,766	13,910,251	13,621,640
Investments in associates	370,799	439,012	643,861

Total	38,017,873	37,893,095	34,153,369

*	Based on K- IFRS consolidated financial statements

e.	Trust Business

As of June 30, 2017	(unit: millions of Won)

Type	1H 2017		2016		2015
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	29,317,440	63,197	26,019,180	73,814	23,980,475	49,973
Property trust	12,985,830	2,077	12,714,338	4,803	9,354,003	1,323

Total	42,303,270	65,274	38,733,518	78,617	33,334,478	51,296

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(Unit: millions of Won, %)

Classification	Funding Source	1H 2017			2016			2015
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	185,928,457	1.27	66.09	183,440,285	1.38	65.35	169,919,620	1.70	64.76
	Certificates of deposit	4,146,557	1.66	1.47	3,466,223	1.70	1.23	1,879,832	1.92	0.72
	Borrowings in local currency	6,289,252	1.33	2.24	6,709,080	1.45	2.39	6,689,135	1.77	2.55
	Call money in local currency	1,426,801	1.21	0.51	1,159,188	1.32	0.41	1,370,253	1.62	0.52
	Others	19,141,893	2.35	6.80	18,532,241	2.60	6.60	18,944,493	2.95	7.22

	Subtotal	216,932,959	1.37	77.11	213,307,017	1.50	75.98	198,803,334	1.82	75.77

Foreign currency funds	Deposits received in foreign currencies	14,328,557	0.48	5.09	14,838,684	0.47	5.29	11,568,322	0.44	4.41
	Borrowings in foreign currencies	7,134,695	1.26	2.54	8,595,575	0.86	3.06	9,245,073	0.53	3.52
	Call money in foreign currencies	1,323,185	1.09	0.47	1,401,294	0.70	0.50	1,199,484	0.53	0.46
	Debentures in foreign currencies	3,654,923	3.01	1.30	3,950,614	2.54	1.41	4,851,289	2.72	1.85
	Others	519,941	0.15	0.18	531,877	0.29	0.19	650,409	0.66	0.25

	Subtotal	26,961,300	1.05	9.58	29,318,044	0.87	10.44	27,514,577	0.88	10.49

Others	Total capital	20,025,753	—	7.12	19,617,484	—	6.99	18,501,137	—	7.05
	Provisions	358,096	—	0.13	412,553	—	0.15	640,666	—	0.24
	Others	17,067,839	—	6.07	18,070,427	—	6.44	16,907,843	—	6.44

	Subtotal	37,451,689	—	13.31	38,100,463	—	13.57	36,049,647	—	13.74

Total		281,345,948	1.16	100.00	280,725,524	1.23	100.00	262,367,557	1.47	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: millions of Won, %)

Type	Funding Source	1H 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	29,317,440	1.61	69.12	26,019,180	1.52	66.98	23,980,475	1.88	71.71
	Borrowings	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00

	Subtotal	29,317,440	1.61	69.12	26,019,180	1.52	66.98	23,980,475	1.88	71.71

Non-cost	Property trusts	12,985,830	—	30.62	12,714,338	—	32.73	9,354,003	—	27.97
	Special reserves	39,075	—	0.09	38,160	—	0.10	37,989	—	0.11
	Others	70,052	—	0.17	72,810	—	0.19	70,265	—	0.21

	Subtotal	13,094,957	—	30.88	12,825,308	—	33.02	9,462,257	—	28.29

Total		42,412,397	—	100.00	38,844,488	—	100.00	33,442,732	—	100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: millions of Won, %)

Type	Managed Item	1H 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Local currency funds	Deposits in local currency	3,532,407	1.27	1.26	3,171,599	1.34	1.13	2,580,842	1.72	0.98
	Marketable securities in local currency	35,215,231	2.02	12.52	33,880,119	2.58	12.07	32,994,958	2.79	12.58
	Loans in local currency	192,706,065	3.03	68.49	189,079,324	3.10	67.35	176,631,188	3.42	67.32
	Guarantee payments	27,654	1.78	0.01	51,254	0.89	0.02	64,533	1.89	0.02
	Call loans in local currency	2,229,446	1.32	0.79	3,581,382	1.41	1.28	2,083,053	1.64	0.79
	Private placed bonds	208,200	5.60	0.07	247,292	5.19	0.09	280,702	5.98	0.11
	Credit card receivables	37	—	0.00	24	—	0.00	—	—	—
	Others	4,061,109	2.00	1.44	4,580,215	2.04	1.63	4,313,781	2.61	1.64
	Bad debt expense in local currency (-)	(1,368,366)	—	(0.49)	(1,925,177)	—	(0.69)	(2,482,955)	—	(0.95)

	Subtotal	236,611,783	2.84	84.10	232,666,033	2.98	82.88	216,466,103	3.31	82.50

Foreign currency funds	Deposits in foreign currencies	3,556,392	0.67	1.26	3,761,286	0.43	1.34	2,872,735	0.28	1.09
	Marketable securities in foreign currencies	2,286,583	1.27	0.81	1,752,884	1.13	0.62	1,375,146	1.51	0.52
	Loans in foreign currencies	11,099,727	2.38	3.95	13,371,873	1.95	4.76	14,206,736	1.65	5.41
	Call loans in foreign currencies	2,758,384	1.11	0.98	2,940,858	0.85	1.05	2,040,819	0.59	0.78
	Bills bought	7,110,398	1.77	2.53	7,110,164	1.53	2.53	6,899,811	1.38	2.63
	Others	52,697	2.39	0.02	13,829	9.72	0.00	17,047	6.96	0.01
	Bad debt expense in foreign currencies (-)	(339,021)	—	(0.12)	(312,211)	—	(0.11)	(191,224)	—	(0.07)

	Subtotal l	26,525,160	1.79	9.43	28,638,685	1.51	10.20	27,221,069	1.37	10.38

Others	Cash	1,182,753	—	0.42	1,169,566	—	0.42	1,116,715	—	0.43
	Property and equipment for business purposes	2,334,555	—	0.83	2,325,893	—	0.83	2,328,130	—	0.89
	Others	14,691,697	—	5.22	15,925,347	—	5.67	15,235,540	—	5.81

	Subtotal	18,209,005	—	6.47	19,420,807	—	6.92	18,680,385	—	7.12

Total		281,345,948	2.55	100.00	280,725,524	2.62	100.00	262,367,557	2.87	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: millions of Won, %)

Type	Managed Item	1H 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	25,951	2.96	0.06	23,088	4.21	0.06	19,482	4.05	0.06
	Securities	7,073,463	2.59	16.68	4,701,052	1.93	12.10	3,470,064	(0.57)	10.38
	Other	23,070,431	1.46	54.40	22,237,766	1.63	57.25	21,231,787	2.00	63.49
	Reserves for bond ratings (-)	(38)	0.00	0.00	(36)	0.00	0.00	(68)	0.00	0.00
	Present value discount (-)	(102)	0.00	0.00	(215)	0.00	0.00	(414)	0.00	0.00

	Subtotal	30,169,705	1.72	71.13	26,961,655	1.68	69.41	24,720,851	1.64	73.92

Non-profit	Subtotal	12,242,692	—	28.87	11,882,833	—	30.59	8,721,881	—	26.08

Total		42,412,397	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: 100 millions of Won)

Type	1H 2017	2016	2015
Equity capital (A)	226,385	229,005	210,514
Risk weighted assets (B)	1,481,025	1,497,281	1,540,709
Capital adequacy ratio (A/B)	15.29%	15.29%	13.66%

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements
*	The 1H 2017 figures change (capital adequacy ratio to 16.62%) when excluding the five subsidiaries that were newly included after the merger with Woori Finance Holdings.

Liquidity Ratios

(unit: %)

Type	1H 2017	2016	2015
Liquidity coverage ratio (LCR)	121.33	109.61	106.67
Foreign currency liquidity coverage ratio(LCR) **	94.15	—	—
Ratio of business purpose premises and equipment	13.57	13.49	14.37

*	Based on K-IFRS consolidated financial statements
*	1H 2017 figures are based on average balances, 2016 and 2015 figures are based on ending balance.
**	Foreign currency liquidity coverage ratio : Introduced and started in year 2017. From 2017 banks are required to comply with the foreign currency LCR rule. Commercial banks are set at 60% in 2017, which will increase gradually to 70% in 2018 and 80% in 2019)

b.	Asset Quality

(unit: 100 millions of Won)

Type		1H 2017	2016	2015
Total loans	Total	2,168,319	2,166,122	2,108,424
	Corporate	1,125,966	1,140,252	1,185,857
	Household	1,042,353	1,025,870	922,567
Sub-standard and below loans Sub-standard and below loan ratio	Total	17,783	21,121	31,009
		0.82%	0.98%	1.47%
	Corporate	15,126	18,237	27,701
		1.34%	1.60%	2.34%
	Household	2,656	2,884	3,308
		0.25%	0.28%	0.36%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.42%	0.46%	0.82%
		(0.50%)	(0.52%)	(0.93%)
	Based on corporate loans (after seasonal adjustment)	0.62%	0.61%	1.39%
		(0.74%)	(0.66%)	(1.57%)
	Based on household loans (after seasonal adjustment)	0.28%	0.31%	0.39%
		(0.30%)	(0.33%)	(0.43%)

*	Based on K-IFRS separate financial statements

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won)

Classification	1H 2017	2016	2015
ASSETS
Cash and cash equivalents	7,377,124	7,591,324	6,644,055
Financial assets at fair value through profit or loss	4,554,375	5,650,724	5,132,657
Available-for-sale financial assets	19,623,170	20,817,583	17,170,592
Held-to-maturity financial assets	15,144,766	13,910,251	13,621,640
Loans and receivables	265,148,624	258,392,633	244,842,062
Investments in joint ventures and associates	370,799	439,012	643,861
Investment properties	359,937	358,497	351,496
Premises and equipment	2,459,176	2,458,025	2,471,206
Intangible assets and goodwill	506,882	483,739	419,806
Assets held for sale	16,439	2,342	17,904
Current tax assets	3,179	6,229	6,782
Deferred tax assets	225,330	232,007	210,597
Derivative assets	140,176	140,577	183,128
Net defined benefit assets	9,469	70,938	—
Other assets	125,814	128,846	143,286

Total assets	316,065,260	310,682,727	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss	2,518,897	3,803,358	3,460,561
Deposits due to customers	226,200,577	221,020,411	209,141,826
Borrowings	15,679,945	18,769,515	20,033,917
Debentures	25,649,132	23,565,449	21,898,859
Provisions	381,030	428,477	516,601
Net defined benefit liability	24,886	64,666	99,691
Current tax liabilities	207,509	171,192	108,943
Deferred tax liabilities	29,235	22,023	19,379
Derivative liabilities	29,229	7,221	—
Other financial liabilities	24,650,846	21,985,086	16,964,206
Other liabilities	273,506	299,376	305,174

Total liabilities	295,644,792	290,136,774	272,549,157

EQUITY
Owners’ equity:	20,256,349	20,386,160	19,188,472
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,574,896	3,334,002
Capital surplus	286,074	286,331	294,259
Other equity	(1,778,801)	(1,468,025)	(1,547,303)
Retained earnings	15,349,796	14,611,566	13,726,122
Non-controlling interests	164,119	159,793	121,443

Total equity	20,420,468	20,545,953	19,309,915

Total liabilities and equity	316,065,260	310,682,727	291,859,072

Number of Consolidated Subsidiaries	68	74	71

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won, except per share amounts)

Classification	1H 2017	1H 2016	2016	2015
OPERATING INCOME:	1,484,228	949,103	1,574,206	1,351,586
Net interest income	2,550,320	2,488,758	5,019,544	4,761,900
Net fees and commissions income	537,589	468,006	937,131	976,796
Dividend income	59,445	120,399	184,510	102,923
Gain on financial instruments at fair value through profit or loss	(146,409)	58,596	114,387	240,342
Gain on available-for-sale financial assets	104,192	28,883	(1,035)	(3,281)
Impairment losses due to credit loss	(283,763)	(430,744)	(834,076)	(966,646)
General and administrative expenses	(1,538,427)	(1,644,552)	(3,478,476)	(3,150,387)
Other net operating income (expenses)	201,281	(140,243)	(367,779)	(610,061)
Non-operating income	(54,280)	(37,982)	(20,817)	100,360
Net income before income tax expense from continuing operations	1,429,948	911,121	1,553,389	1,451,946
Income tax expense from continuing operations	320,933	153,334	275,856	376,554
Net income from continuing operations	1,109,015	757,787	1,277,533	1,075,392
Net income from discontinued operations	—	—	—	—
Net income	1,109,015	757,787	1,277,533	1,075,392
Net income attributable to owners	1,098,361	750,266	1,261,266	1,059,157
Profit from continuing operations	1,098,361	750,266	1,261,266	1,059,157
Profit from discontinued operations	—	—	—	—
Net income attributable to the non-controlling interests	5,861	7,521	16,267	16,235
Profit from continuing operations	5,861	7,521	16,267	16,235
Profit from discontinued operations	—	—	—	—
Other comprehensive income (loss), net of tax	(107,410)	43,045	77,894	31,162
Items that will not be reclassified to profit or loss	(9,677)	(44,667)	34,162	(78,267)
Items that may be reclassified to profit or loss	(97,733)	87,712	43,732	109,429

Total comprehensive income	1,001,605	800,832	1,355,427	1,106,554

Comprehensive income attributable to the owners	995,744	788,668	1,332,614	1,094,870
Comprehensive income attributable to non-controlling interests	5,861	12,164	22,813	11,684
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,497	966	1,567	1,301
Continuing operations
Basic earnings per common share	1,497	966	1,567	1,301

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: millions of Won)

Classification	1H 2017	2016	2015
ASSETS
Cash and cash equivalents	6,095,746	6,104,029	5,440,326
Financial assets at fair value through profit or loss	3,007,323	4,076,872	3,569,625
Available-for-sale financial assets	18,149,919	18,105,862	15,869,654
Held-to-maturity financial assets	15,059,372	13,792,266	13,527,452
Loans and receivables	247,306,721	241,508,048	231,083,160
Investments in subsidiaries and associates	3,911,552	3,779,169	3,730,247
Investment properties	344,650	348,393	344,892
Premises and equipment	2,344,746	2,342,280	2,341,506
Intangible assets	275,842	242,230	187,520
Assets held for sale	7,577	2,342	17,904
Current tax assets	—	—	—
Deferred tax assets	136,793	162,211	172,368
Derivative assets	140,143	140,577	183,128
Net defined benefit assets	9,469	70,938	—
Other assets	96,367	96,926	109,126

Total assets	296,886,220	290,772,143	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss	2,507,374	3,793,479	3,448,180
Deposits due to customers	216,321,706	211,382,380	201,353,128
Borrowings	14,248,618	16,060,821	18,760,947
Debentures	19,910,124	18,166,057	17,259,749
Provisions	338,990	380,473	467,887
Net defined benefit liability	—	—	45,678
Current tax liabilities	190,454	148,672	77,190
Deferred tax liabilities	—	—	—
Derivative liabilities	8,587	7,221	—
Other financial liabilities	23,543,680	20,827,284	16,111,469
Other liabilities	124,720	153,238	163,362

Total liabilities	277,194,253	270,919,625	257,687,590

EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,574,896	3,334,002
Capital surplus	269,533	269,533	269,533
Other equity	(109,296)	138,542	106,016
Retained earnings	13,132,450	12,488,155	11,798,375

Total equity	19,691,967	19,852,518	18,889,318

Total liabilities and equity	296,886,220	290,772,143	276,576,908

Summary Statement of Comprehensive Income

(The Bank)	(unit: millions of Won, except per share amounts)

Classification	1H 2017	1H 2016	2016	2015
OPERATING INCOME:	1,298,340	795,453	1,270,501	1,090,372
Net interest income	2,131,658	2,116,139	4,222,447	4,052,479
Net fees and commissions income	465,850	422,322	842,883	856,343
Dividend income	61,736	159,589	220,015	169,009
Gain on financial instruments at fair value through profit or loss	(137,593)	43,773	97,225	220,282
Gain on available-for-sale financial assets	90,238	31,156	35,525	(7,960)
Impairment losses due to credit loss	(179,904)	(324,642)	(640,443)	(766,169)
General and administrative expenses	(1,350,512)	(1,475,960)	(3,115,371)	(2,846,490)
Other net non-operating income (expenses)	216,867	(176,924)	(391,780)	(587,122)
Non-operating income	(876)	11,955	40,144	144,635
Net income before income tax expense	1,297,464	807,408	1,310,645	1,235,007
Income tax expense	293,038	136,167	245,043	300,418
Net income from continuing operations	1,004,426	671,241	1,065,602	934,589
Net income from discontinued operations	—	—	—	—
Net income	1,004,426	671,241	1,065,602	934,589
Other comprehensive income (loss), net of tax	(39,680)	(2,270)	32,526	(8,583)
Items that will not be reclassified to profit or loss	(8,949)	(44,727)	33,191	(73,591)
Items that may be reclassified to profit or loss	(30,731)	42,457	(665)	65,008

Total comprehensive income	964,746	668,971	1,098,128	926,006

NET INCOME PER SHARE:
Basic and diluted net income per share	1,358	848	1,277	1,116

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	1H 2017	2016	2015
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: millions of Won, hours)

Term	Auditor	Description	Fee	Total Time
1H 2017	Deloitte Anjin LLC	Closing audit	KRW 1,786 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		—
		1H review		4,061 hours
		1Q review		4,020 hours
2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	7,515 hours
		Interim audit (including internal accounting management system)		4,210 hours
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours
2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
1H 2017	Mar. 15, 2017	Tax adjustment	Each quarter and end of term	KRW 120 million
	Mar. 15, 2017	PCAOB and SOX Auditing	May 1, 2017 ~ April 30, 2018	KRW 1,288 million
2016	Mar. 28, 2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	Mar. 28, 2016	PCAOB and SOX Auditing	May 1, 2016 ~ Apr. 30, 2017	KRW 1,127 million
	Mar. 23, 2016	Issuance of GMTN-related comfort letter	May 2016	USD 100,000
2015	May 14, 2015	Review of Japanese F/S related to Samurai bonds	May and Sep. 2015	KRW 74 million
	May 14, 2015	Issuance of GMTN-related comfort letter	May 2015	USD 110,000
	Apr. 03, 2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	Apr. 03, 2015	PCAOB and SOX Auditing	May 1, 2015~ Apr. 30, 2016	KRW 1,094 million
	Jan. 05, 2015	Issuance of GMTN-related comfort letter	Jan. 2015	USD 60,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Audit Committee

(b)	Board of Directors Management Committee

(c)	Risk Management Committee

(d)	Compensation Committee

(e)	Committee for Recommending Officer Candidates

As of June 30, 2017

Name of Committee	Composition	Names of Members

Audit Committee	Two outside directors One standing director	Sang-Hoon Shin (outside director) Dong-Woo Chang (outside director) Jung-Sik Oh (standing director)

Board of Directors Management Committee	One standing director Five outside directors One non-standing director

Kwang-Goo Lee (standing director)

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Risk Management Committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Kwang-Woo Choi (non-standing director)

Compensation Committee	Five outside directors One non-standing director

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Committee for recommending audit committee member candidates	One standing director Five outside directors	Kwang-Goo Lee (standing director) Sung-Tae Ro (outside director) Sang-Hoon Shin (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Dong-Woo Chang (outside director)

*	Three committees which had previously existed (i.e., Committee for recommending officer candidates, Committee for recommending outside director candidates, Committee for recommending audit committee member candidates) were integrated into a single committee (Committee for recommending officer candidates) through an amendment to the Articles of Incorporation at the EGM held on December 30, 2016 [Related Disclosure : Report on Form 6-K, submitted by Woori Bank on December 30, 2016, entitled “Results of the Extraordinary General Meeting of Shareholders of Woori Bank”]

Affiliated Companies (as of June 30, 2017)

VI. Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2017							(units: shares, %)

	Relation	Type	Shares Held
Name			Beginning balance		Ending balance		Notes
			Stock	Share	Stock	Share
(KDIC) Korea Deposit Insurance Corporation	Largest Shareholder	Common	157,977,161	23.37	128,185,796	18.96	—
Total		Common	157,977,161	23.37	128,185,796	18.96	—
		Others	—	—	—	—

b.	Changes in the largest shareholder

					(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share		Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	KDIC	385,285,578	56.79	*	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	KDIC	345,142,556	51.04		Sale of stake
October 2, 2015	KDIC	345,142,556	51.06		Change in the share ownership ratio due to the retirement of shares
December 1, 2016	KDIC	239,097,161	35.37		Sales of stakes to Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and Korea Investment & Securities
December 8, 2016	KDIC	185,017,161	27.37		Sales of stakes to Kiwoom Securities and Hanwha Life Insurance
December 14, 2016	KDIC	157,977,161	23.37		Sale of stake to IMM PE
January 31, 2017	KDIC	144,457,161	21.37		Sale of stake to IMM PE
May 11, 2017	KDIC	143,857,161	21.28		Exercise of Shinhan Investment Corp.’s call option (0.09%)
June 16, 2017	KDIC	132,897,007	19.66		Exercise of call option of Employee Stock Ownership Association of Woori Bank (1.62%)
June 22, 2017	KDIC	131,697,007	19.48		Exercise of NH Investment & Securities’ call option (0.18%)
June 27, 2017	KDIC	130,697,007	19.33		Exercise of NH Investment & Securities’ call option (0.15%)
June 28, 2017	KDIC	128,185,796	18.96		Exercise of NH Investment & Securities’ call option (0.37%)
July 3, 2017	KDIC	126,935,796	18.78		Exercise of Hyosung Capital’s call option (0.18%)

Note) KDIC : Korea Deposit Insurance Corporation

*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

c.	Share Ownership of More Than 5%

As of June 30, 2017 (unless otherwise indicated)		(units: shares, %)
No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	128,185,796	18.96	Note1)
2	National Pension Service	57,112,453	8.45	Note2)
3	Nobis1, Inc. (IMM PE)	40,560,000	6.00	—
Employee Stock Ownership Association		36,898,623	5.45	Note3)

Note1)	126,935,796 (18.78%) as of July 3, 2017
Note2)	As of June 15, based on disclosure of National Pension Service (Disclosure : July 4, 2017)
Note3)	Based on the account of the Employee Stock Ownership Association (the total of all members)

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)
Period		January 2017	February 2017	March 2017	April 2017	May 2017	June 2017
Common Stock	High	13,100	13,800	13,850	15,000	16,350	18,600
	Low	12,300	13,150	13,000	13,050	14,850	15,300
	Average	12,765	13,493	13,439	14,060	15,528	16,995
Monthly Trade Volume	High	2,752,633	2,312,402	2,169,077	3,298,803	3,958,143	13,105,480
	Low	604,408	560,219	651,791	974,506	732,429	1,153,280
	Monthly Total	25,380,245	22,436,858	27,612,985	31,127,285	33,003,973	65,580,274

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)
Period		January 2017	February 2017	March 2017	April 2017	May 2017	June 2017
ADR	High	34.17	36.67	37.25	40.28	43.81	48.70
	Low	31.18	34.82	34.70	35.21	39.74	41.50
	Average	32.83	35.81	35.95	37.12	41.50	45.17
Won Conversion	High	39,562	42,240	42,145	45,536	49,702	55,498
	Low	37,076	40,583	39,999	39,410	44,934	46,554
	Average	38,904	40,997	40,790	42,055	46,709	51,052
Monthly Trade Volume	High	19,000	14,300	20,000	17,800	17,500	13,400
	Low	1,100	1,100	600	1,200	1,300	2,000
	Monthly Total	106,900	85,900	89,400	73,300	181,200	125,500

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII. Directors and Employee Information

1.	Directors

As of June 30, 2017

Position			Name	Common Stock Owned	Expiration of Term
President & CEO	Registered	Standing	Kwang-Goo Lee	26,251	Note 1)
Standing Member of Audit Committee	Registered	Standing	Jung-Sik Oh	1,350	Note 1)
Outside Director	Registered	Non-Standing	Sung-Tae Ro	—	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Hoon Shin	10,000	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Yong Park	—	December 30, 2018
Outside Director	Registered	Non-Standing	Zhiping Tian	—	December 30, 2018
Outside Director	Registered	Non-Standing	Dong-Woo Chang	—	December 30, 2018
Non-standing Director	Registered	Non-Standing	Kwang-Woo Choi	—	Note 2)
Executive Vice President	Non-Registered	Standing	Ki-Myung Nam	8,082	December 8, 2017
Executive Vice President	Non-Registered	Standing	Tae-Seung Sohn	23,127	December 8, 2017
Executive Vice President	Non-Registered	Standing	Won-Jai Jeong	28,143	December 8, 2018
Executive Vice President	Non-Registered	Standing	Hong-Hee Kim	21,885	December 8, 2017
Executive Vice President	Non-Registered	Standing	Jung-Hoon Choi	21,594	December 3, 2017
Executive Vice President	Non-Registered	Standing	Jae-Hyun Cho	12,000	December 8, 2017
Executive Vice President	Non-Registered	Standing	Seong-Il Park	15,914	December 8, 2017
Executive Vice President	Non-Registered	Standing	Sun-Kyu Kim	22,882	December 8, 2017
Executive Vice President	Non-Registered	Standing	Hyun-Seok Shin	17,525	December 8, 2017
Executive Vice President	Non-Registered	Standing	An-Ho Jang	21,490	December 8, 2017
Executive Vice President	Non-Registered	Standing	Woon-Haeng Cho	27,345	December 8, 2017
Executive Vice President	Non-Registered	Standing	Kwang-Seok Kwon	8,057	December 8, 2017
Managing Director	Non-Registered	Standing	Yeong-Bae Kim	9,884	December 3, 2017
Managing Director	Non-Registered	Standing	Jeong-Jin Heo	13,983	December 3, 2017
Managing Director	Non-Registered	Standing	Gyu-Song Cho*	24,303	December 3, 2017
Managing Director	Non-Registered	Standing	Dong-Yeon Lee	16,379	December 3, 2017
Managing Director	Non-Registered	Standing	Hyun-Poong Hong	20,110	December 8, 2018
Managing Director	Non-Registered	Standing	Tae-Joong Ha	12,418	December 8, 2018
Managing Director	Non-Registered	Standing	Chai-Pong Cheong	12,089	December 8, 2018
Managing Director	Non-Registered	Standing	Jong-In Lee	12,388	December 8, 2018
Managing Director	Non-Registered	Standing	Won-Duk Lee	—	December 8, 2018
Managing Director	Non-Registered	Standing	Chang-Jae Lee	15,938	December 8, 2018
Managing Director	Non-Registered	Standing	Jeong-Ki Kim	26,259	December 8, 2018
Managing Director	Non-Registered	Standing	Dae-Jin Lee	27,546	December 8, 2018

Note 1) End of Term : The end of the AGM to be held in Mar. 2019

Note 2) End of Term : The end of the AGM to be held in Mar. 2018

*	Resigned : Gyu-Song Cho

2.	Employee Status

As of June 30, 2017	(units: persons, millions of Won)

Number of Employees					Average Tenure Years	Total Compensation	Average Compensation Per Person	Note
Regular		Contract		Total
Total	(Short time worker)	Total	(Short time worker)
14,656	97	694	264	15,350	16.8	697,990	45	Note1)

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

Note1) When excluding the amount paid in 2017 1Q which payment was determined in 2016, total compensation is KRW 617,169 million (Average compensation per person is KRW 40 million)

3.	Directors’ Compensation

As of June 30, 2017	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	611	306	—
Outside Directors (excludes audit committee members)	3	105	35	—
Audit Committee Members	4	395	99	—
Total	9	1,111	123	—

*	Number of persons : includes the outside directors and audit committee members that resigned in 2017
(as of June 30, 2017, there are two registered directors, three outside directors and three members of the Audit Committee)
*	There is no compensation paid to the non-standing director from the KDIC, who has been excluded from the number of persons
*	Total compensation : cumulative amount paid from January to June of 2017

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of June 30, 2017	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	100,000	August 29, 2016	August 28, 2017
	Loans	200,000	August 29, 2016	August 28, 2017
	Bonds	150,042	January 4, 2012, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	25,000	March 10, 2016	March 2, 2018
	CMA	0	September 24, 2015	June 30, 2017
Woori Card	Loans	250,000	April 1, 2013	March 2, 2018
Woori P&S	Loans	10,151	May 25, 2016	May 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: August 14, 2017	By:	/s/ Hyun Seok Shin
(Signature)

	Name:	Kwang Seok Kwon
	Title:	Managing Director